FORM SC 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities and Exchange Act of 1934
(Amendment No. 4)*

Sonus Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

835916107
(CUSIP Number)

September 5, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

 ☐     Rule 13d-1(b)
☒     Rule 13d-1(c)
 ☐     Rule 13d-1(d)

(Page 1 of 8 pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835916107	13G/A	Page 2 of 8
1	NAMES OF REPORTING PERSONS Empire Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,172,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,172,500 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,172,500 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON OO

* The calculation of the foregoing percentage is based on approximately 272,300,000 Common Stock outstanding as of September 5, 2013, as calculated by reducing the 282,836,611 Common Stock previously outstanding as of July 18, 2013 (as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on July 31, 2013) by the number of shares sold back to the Company, which repurchased shares have ceased to be outstanding.  As described below in Item 4, the Company recently disclosed that it agreed to repurchase approximately 7.4 million shares from Galahad Securities Limited and its affiliated entities (the “Legatum Group”) and approximately 3.1 million shares from the Reporting Persons mentioned herein.

CUSIP No. 835916107	13G/A	Page 3 of 8
1	NAMES OF REPORTING PERSONS Scott A. Fine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,172,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,172,500 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,172,500 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON IN

* The calculation of the foregoing percentage is based on approximately 272,300,000 Common Stock outstanding as of September 5, 2013, as calculated by reducing the 282,836,611 Common Stock previously outstanding as of July 18, 2013 (as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on July 31, 2013) by the number of shares sold back to the Company, which repurchased shares have ceased to be outstanding.  As described below in Item 4, the Company recently disclosed that it agreed to repurchase approximately 7.4 million shares from Galahad Securities Limited and its affiliated entities (the “Legatum Group”) and approximately 3.1 million shares from the Reporting Persons mentioned herein.

CUSIP No. 835916107	13G/A	Page 4 of 8
1	NAMES OF REPORTING PERSONS Peter J. Richards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,172,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,172,500 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,172,500 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON IN

* The calculation of the foregoing percentage is based on approximately 272,300,000 Common Stock outstanding as of September 5, 2013, as calculated by reducing the 282,836,611 Common Stock previously outstanding as of July 18, 2013 (as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on July 31, 2013) by the number of shares sold back to the Company, which repurchased shares have ceased to be outstanding.  As described below in Item 4, the Company recently disclosed that it agreed to repurchase approximately 7.4 million shares from Galahad Securities Limited and its affiliated entities (the “Legatum Group”) and approximately 3.1 million shares from the Reporting Persons mentioned herein.

CUSIP No. 835916107	13G/A	Page 5 of 8

This Amendment No. 4 (this “Amendment”) amends and restates the statement on Schedule 13G filed on September 26, 2011 (the “Original Schedule 13G”) as amended and restated by Amendment No. 1 filed on February 14, 2012, as amended and restated by Amendment No. 2 filed on May 1, 2012 as amended and restated by Amendment No. 3 filed on February 14, 2013 (the Original Schedule 13G as amended, the “Schedule 13G”), with respect to Common Stock (as defined below) of the Company (as defined below). Exhibit 1 attached to the Original Schedule 13G remains in full force an effect.

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Sonus Networks, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 4 Technology Park Drive, Westford, Massachusetts 01886.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i) (ii) (iii)
Empire Capital Management, LLC, a Delaware limited liability company (“Empire Management”) with respect to the shares of Common Stock directly held by Empire Capital Partners, L.P. (“Empire Onshore”), Empire Capital Partners, Ltd. (“Empire Offshore”), Empire Capital Partners Enhanced Master Fund, Ltd. (“Empire Enhanced Master,” and together with Empire Onshore and Empire Offshore, the “Empire Investment Funds”) and Charter Oak Partners L.P. and Charter Oak Partners II L.P., (together, the “Empire Sub-Advised Funds”);

Mr. Scott A. Fine (“Mr. Fine”), as managing member of Empire Management, with respect to the Common Stock directly held by each of the Empire Investment Funds and Empire Sub-Advised Funds; and

Mr. Peter J. Richards (“Mr. Richards”), as managing member of Empire Management, with respect to the Common Stock directly held by each of the Empire Investment Funds and Empire Sub-Advised Funds.

Empire Management serves as the investment manager to, and has investment discretion over the securities held by, the Empire Investment Funds and the Empire Sub-Advised Funds.  Mr. Fine and Mr. Richards are the only managing members of Empire Management.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 835916107	13G/A	Page 6 of 8

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 1 Gorham Island, Suite 201, Westport, CT 06880.

Item 2(c).	CITIZENSHIP:

Empire Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Fine and Mr. Richards is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.001 per share (the “Common Stock").

Item 2(e).	CUSIP NUMBER:
835916107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 835916107	13G/A	Page 7 of 8

Item 4.	OWNERSHIP.

The percentages set forth in this Schedule 13G are based on 272,340,811 shares of Common Stock outstanding as of September 5, 2013, as calculated by reducing the 282,836,611 Common Stock previously outstanding as of July 18, 2013 (as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 31, 2013) by 10,495,800 shares of Common Stock which have ceased to be outstanding by virtue of the Company’s repurchase of (i) 7,352,942 shares of Common Stock from Legatum Group on August 27, 2013, as disclosed by Legatum Group in its Schedule13D/A filed with the SEC on August 23, 2013 and (ii) 3,142,858 shares of Common Stock from the Reporting Persons on August 28, 2013 as disclosed herein.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Note applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 835916107	13G/A	Page 8 of 8

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 5, 2013

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.